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SECUF 08026036 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52030

FACING PACE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pritchard Capital Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
100480
FIRM ID. NO.

2001 Lakeshore Dr.
(No. and Street)

Mandeville	LA	70448
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Giustiniano — 985-809-7000 (Area Code – Telephone No.)

PROCESSED

B. ACCOUNTANT IDENTIFICATION

MAR 2 1 2008

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMSON FINANCIAL

LaPorte, Sehrt, Romig & Hand
(Name- *if individual, state last, first, middle name*)

110 Veterans Blvd., Suite 200	Metairie	LA	70005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 28 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Sec 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

TA 3/19

OATH OR AFFIRMATION

I, Todd Giustiniano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pritchard Capital Partners, LLC as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Todd Giustiniano
Signature

C.O.O.
Title

Emily Cou
Notary Public
LA BAR ROLL #31114
EMILY G. COUVILLON

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRITCHARD CAPITAL PARTNERS, LLC

December 31, 2007

Audit of Financial Statements

December 31, 2007

CONTENTS

LaPorte Sehrt Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Managers
Pritchard Capital Partners, LLC

Independent Auditor's Report

We have audited the accompanying statement of financial condition of **Pritchard Capital Partners, LLC** as of December 31, 2007, and the related statements of loss, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows, for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Pritchard Capital Partners, LLC** as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaPorte, Sehrt, Romig & Hand

A Professional Accounting Corporation

Metairie, LA
February 20, 2008

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 · 504.835.5522 · Fax 504.835.5535
5100 Village Walk, Suite 202, Covington, LA 70433-4012 · 985.892.5850 · Fax 985.892.5956
5153 Bluebonnet Boulevard, Suite B, Baton Rouge, LA 70809 · 225.296.5150 · Fax 225.296.5151
www.laporte.com

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash	$ 511,483
Compensating Balance Held at Clearing Organization	100,000
Receivable from Brokers or Dealers	1,998,455
Receivable from Related Parties	194,584
Securities Not Readily Marketable, at Estimated Fair Value	99,520
Furniture, Equipment, and Leasehold Improvements at Cost, Less Accumulated Depreciation and Amortization of $345,502	729,387
Other Assets	281,548
	$ 3,914,977

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts Payable	$ 367,320
Accrued Expenses	329,623
Payable to Related Parties	710,456
Total Liabilities	1,407,399
MEMBERS' EQUITY	
Members' Units, No Par Value, 200 Units Authorized, 100 Units Issued and Outstanding	2,507,578
	$ 3,914,977

The accompanying notes are an integral part of these financial statements.

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF LOSS
For the Year Ended December 31, 2007

REVENUES	
Commission Income	$ 6,291,501
Selling Concessions	2,981,437
Placement Fees	3,249,168
Research Services	1,027,156
Interest Income	24,934
Other Income	289,574
Total Revenues	13,863,770
EXPENSES	
Employee Compensation and Benefits	10,000,805
Other Operating and General and Administrative Expenses	2,890,769
Brokerage Commissions and Fees	940,320
Occupancy	922,310
Research and Market Services	260,519
Regulatory Fees and Expenses	27,761
Total Expenses	15,042,484
NET LOSS	$ (1,178,714)

The accompanying notes are an integral part of these financial statements.

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2007

BALANCE - DECEMBER 31, 2006	$	2,586,292
Net Loss for 2007		(1,178,714)
Contributions		1,100,000
BALANCE - DECEMBER 31, 2007	$	2,507,578

The accompanying notes are an integral part of these financial statements.

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2007

Subordinated Liabilities - Beginning of Year	$	-
Increases		-
Decreases		-
Subordinated Liabilities - End of Year	$	-

The accompanying notes are an integral part of these financial statements.

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

OPERATING ACTIVITIES	
Net Loss	$ (1,178,714)
Adjustments to Reconcile Net Loss to Net	
Cash Used in Operating Activities:	
Depreciation	97,792
Increase in Receivable from Brokers or Dealers	(815,301)
Increase in Receivable from Related Parties	(109,579)
Decrease in Securities Owned	55,935
Increase in Other Assets	(144,873)
Increase in Accounts Payable	131,777
Decrease in Accrued Expenses	(590,000)
Increase in Related Party Payable	452,995
Net Cash Used in Operating Activities	(2,099,968)
INVESTING ACTIVITIES	
Purchases of Furniture and Equipment	(46,872)
Net Payment on Note Receivable - Related Party	175,656
Net Cash Provided by Investing Activities	128,784
FINANCING ACTIVITIES	
Contributions from Member	1,100,000
Net Cash Provided by Financing Activities	1,100,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(871,184)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	1,482,667
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 611,483

The accompanying notes are an integral part of these financial statements.

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY

Pritchard Capital Partners, LLC (Company) is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company performs as an introducing broker and provides investment banking and investment advisory services. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

The Company is a Louisiana limited liability company that is a wholly-owned subsidiary of Pritchard Capital Holding, LLC (Parent).

FURNITURE AND EQUIPMENT

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Depreciation charged to operations amounted to $97,792 for the year ended December 31, 2007.

INCOME TAXES

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its members.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECEIVABLES FROM CUSTOMERS

Receivables are carried at original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2007, there was no allowance for doubtful accounts.

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INVESTMENT SECURITIES

Marketable securities held for trading are valued at market value and securities not readily marketable are valued at fair value as determined by Management. The resulting difference between cost and market (or fair value) is included in income.

SECURITIES TRANSACTIONS

Securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on the settlement date basis. Use of the settlement date, rather than the trade date, as required by accounting principles generally accepted in the United States of America, does not materially affect the reported financial position of the Company. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

NOTE B

RECEIVABLE FROM BROKERS AND DEALERS

Accounts receivable from brokers or dealers represents uncollected commissions and fees due from other brokers and/or clearing organizations.

NOTE C

AGREEMENTS WITH CLEARING ORGANIZATIONS

The Company utilizes Jefferies and Company, Inc. as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $100,000. At December 31, 2007, $100,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules applicable to a correspondent introducing broker or $100,000. At December 31, 2007, the Company had net capital of $480,794, which was $380,794 in excess of its required net capital of $100,000.

NOTE D

COMMITMENTS AND CONTINGENCIES

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At December 31, 2007, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

The Company is subject to various potential legal proceedings arising in the normal course of its business. Management believes the outcome of any known, pending, or threatened legal proceedings and claims will not have a material adverse effect on the Company's financial position.

The Company leases office space under leases expiring in 2012. Future minimum lease payments under these operating leases are as follows:

2008	$ 664,807
2009	561,936
2010	566,973
2011	456,198
2012	211,148
	$ 2,461,062

Rent expense totaled $523,155 for the year ended December 31, 2007.

NOTE E

RELATED PARTY TRANSACTIONS

The Company is managed by its Parent, Pritchard Capital Holding, LLC. Management fees paid to Pritchard Capital Holding, LLC for the year ended December 31, 2007, totaled $114,000.

Receivables from related parties include advances to employees of the Company and Members of the Company's Parent, and expenses to be reimbursed from the Parent. Payables to related parties include commissions and bonuses payable due to Members of the Company's Parent.

The Company leases office space, for $10,000 monthly, from an affiliated company under an operating lease expiring January 31, 2009. Maturities of this lease are included in Note D. The lease contains two five-year renewal options, with lease payments tied to the Consumer Price Index. Rent expense paid to affiliate, included in the amount disclosed in Note D, totaled $121,167 for the year ended December 31, 2007.

NOTE F

EMPLOYEE BENEFIT PLAN

A 401(k) employee benefit plan was adopted in 2003, that covers substantially all employees. The Company has the discretion to match a portion of employee contributions pursuant to the plan. Company matching contributions of $-0- were charged to operations for the year ended December 31, 2007.

NOTE G

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $480,794, which was $380,794 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 2.93 to 1 at December 31, 2007.

PRITCHARD CAPITAL PARTNERS, LLC
SUPPLEMENTARY INFORMATION
December 31, 2007

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Members' Equity	$ 2,507,578
Deductions and/or Charges	
Non-Allowable Investments	(99,520)
Non-Allowable Fixed Assets	(729,387)
Receivables Not Held in Control Accounts	(914,576)
Other Assets	(281,548)
Net Capital Before Haircuts on Securities Positions	482,547
Haircuts on Securities	(1,753)
Net Capital	$ 480,794
AGGREGATE INDEBTEDNESS	$ 1,407,399
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net Capital Required	$ 100,000
Excess of Net Capital	$ 380,794
Excess Net Capital at 1,000%	$ 340,054
Ratio: Aggregate Indebtedness to Net Capital	2.93 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(Included in Part II of Form X-17A-5 as of December 31)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 480,794
Other Adjustments	-
Net Capital Per Above	$ 480,794

PRITCHARD CAPITAL PARTNERS, LLC
SUPPLEMENTARY INFORMATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Pritchard Capital Partners, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **Pritchard Capital Partners, LLC** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2007, **Pritchard Capital Partners, LLC** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Pritchard Capital Partners, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **Pritchard Capital Partners, LLC** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2007, **Pritchard Capital Partners, LLC** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

Pritchard Capital Partners, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **Pritchard Capital Partners, LLC** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2007, **Pritchard Capital Partners, LLC** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

LaPorte Sehrt
Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Managers
Pritchard Capital Partners, LLC

Independent Auditor's Report on Internal Control

In planning and performing our audit of the financial statements of **Pritchard Capital Partners, LLC** for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **Pritchard Capital Partners, LLC**, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 · 504.835.5522 · Fax 504.835.5535
5100 Village Walk, Suite 202, Covington, LA 70433-4012 · 985.892.5850 · Fax 985.892.5956
5153 Bluebonnet Boulevard, Suite B, Baton Rouge, LA 70809 · 225.296.5150 · Fax 225.296.5151
www.laporte.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

La Porte, Sehrt, Romig & Hand

A Professional Accounting Corporation

Metairie, LA
February 20, 2008

END